Exhibit 99.2
ASML — Summary U.S. GAAP Consolidated Statements of Operations1

	Three months ended,
	Apr 2, 2006		Apr 1, 2007
(Amounts in thousands EUR except per share data)

Net system sales	553,101		858,948
Net service sales	76,289		101,295

Net sales	629,390		960,243

Cost of sales	377,769		567,644

Gross profit	251,621		392,599

Research and development costs, net of credits	87,011		116,442
Amortization of in process R&D	—		23,148
Selling, general and administrative expenses	50,267		56,330

Total expenses	137,278		195,920

Operating income	114,343		196,679
Financial income (expense), net	(4,376)		10,260

Income before income taxes	109,967		206,939
Provision for income taxes	(29,933)		(53,639)

Net income	80,034		153,300

Basic net income per ordinary share	0.17		0.32
Diluted net income per ordinary share	0.16	[2]	0.31	[2]

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	484,984		473,573
Diluted	545,732	[2]	502,613	[2]
ASML — Ratios and Other Data1

	Three months ended,
	Apr 2, 2006	Apr 1, 2007

Gross profit as a % of net sales	40.0	40.9
Operating income as a % of net sales	18.2	20.5
Net income as a % of net sales	12.7	16.0
Shareholders’ equity as a % of total assets	47.3	53.5
Income taxes as a % of income before income taxes	27.2	25.9
Sales of new systems (units)	39	66
Sales of used systems (units)	12	11
Sales of systems total (units)	51	77
Backlog new systems (units)	94	146
Backlog used systems (units)	12	2
Backlog systems total (units)	106	148
Net bookings new systems (units)	47	59
Net bookings used systems (units)	15	3
Net bookings total (units)	62	62
Number of employees	5,088	5,975

ASML — Summary U.S. GAAP Consolidated Balance Sheets1

	Apr 2, 2006	Apr 1, 2007
(Amounts in thousands EUR)

ASSETS
Cash and cash equivalents	1,671,065	1,463,212
Accounts receivable, net	447,401	648,608
Inventories, net	940,423	906,710
Other current assets	208,007	310,492

Total current assets	3,266,896	3,329,022

Other assets	240,568	216,435
Intangible assets	23,197	194,560
Property, plant and equipment	278,114	288,522

Total assets	3,808,775	4,028,539
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,385,057	1,221,305
Convertible subordinated bonds	380,039	380,000
Long term debt and deferred liabilities	243,285	270,762
Shareholders’ equity	1,800,394	2,156,472

Total liabilities and Shareholders’ equity	3,808,775	4,028,539
ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows1

	Three months ended,
	Apr 2, 2006	Apr 1, 2007
(Amounts in thousands EUR)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	80,034	153,300
Depreciation and amortization	22,118	50,431
Change in tax assets and liabilities	(53,550)	30,909
Change in assets and liabilities	(267,638)	(61,343)

Net cash provided by (used in) operating activities	(219,036)	173,297
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(16,919)	(35,789)
Proceeds from sale of property, plant and equipment	693	4,306
Purchase of intangible assets	—	(201,669)
Acquired financial fixed assets	—	744
Acquired cash	—	6,127

Net cash used in investing activities	(16,226)	(226,281)
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of shares	—	(156,253)
Proceeds from issuance of shares and stock options	7,858	18,073
Excess tax benefits from stock options	—	627
Redemption and/or repayment of loans	(310)	(234)

Net cash provided by (used in) financing activities	7,548	(137,787)

Net cash flow	(227,714)	(190,771)
Effect of changes in exchange rates on cash	(5,830)	(1,874)

Net decrease in cash & cash equivalents	(233,544)	(192,645)

ASML — Quarterly Summary U.S. GAAP Consolidated Statements of Operations1

	Three months ended,
	Apr 2,	Jul 2,	Oct 1,	Dec 31,	Apr 1,
	2006	2006	2006	2006	2007
(Amounts in millions EUR)

Net system sales	553.1	840.8	856.5	978.6	858.9
Net service sales	76.3	100.9	101.9	88.9	101.3

Net sales	629.4	941.7	958.4	1,067.5	960.2

Cost of sales	377.8	560.8	567.5	628.9	567.6

Gross profit	251.6	380.9	390.9	438.6	392.6

Research and development costs, net of credits	87.0	92.3	100.3	106.9	116.5
Amortization of in process R&D	—	—	—	—	23.1
Selling, general and administrative expenses	50.3	51.0	51.4	52.1	56.3

Total expenses	137.3	143.3	151.7	159.0	195.9

Operating income	114.3	237.6	239.2	279.6	196.7
Financial income (expense), net	(4.3)	(1.9)	(0.4)	5.7	10.3

Income before income taxes	110.0	235.7	238.8	285.3	207.0
Provision for income taxes	(30.0)	(68.6)	(66.8)	(79.8)	(53.7)

Net income	80.0	167.1	172.0	205.5	153.3
ASML — Quarterly Summary Ratios and other data1

	Three months ended,
	Apr 2,	Jul 2,	Oct 1,	Dec 31,	Apr 1,
	2006	2006	2006	2006	2007

Gross profit as a % of net sales	40.0	40.4	40.8	41.1	40.9
Operating income as a % of net sales	18.2	25.2	25.0	26.2	20.5
Net income as a % of net sales	12.7	17.7	17.9	19.3	16.0
Shareholders’ equity as a % of total assets	47.3	42.1	45.2	54.6	53.5
Income taxes as a % of income before income taxes	27.2	29.1	28.0	28.0	25.9
Sales of new systems (units)	39	58	59	64	66
Sales of used systems (units)	12	14	12	8	11
Sales of systems total (units)	51	72	71	72	77
Backlog new systems (units)	94	114	143	153	146
Backlog used systems (units)	12	13	8	10	2
Backlog systems total (units)	106	127	151	163	148
Value of backlog new systems (EUR million)	1,560	1,785	2,099	2,120	2,157
Value of backlog used systems (EUR million)	36	45	27	26	6
Value of backlog systems total (EUR million)	1,596	1,830	2,126	2,146	2,163
Net bookings new systems (units)	47	78	88	74	59
Net bookings used systems (units)	15	15	7	10	3
Net bookings total (units)	62	93	95	84	62
Number of employees	5,088	5,209	5,388	5,594	5,975

ASML — Summary U.S. GAAP Consolidated Balance Sheets1

	Apr 2,	Jul 2,	Oct 1,	Dec 31,	Apr 1,
	2006	2006	2006	2006	2007
(Amounts in millions EUR)

ASSETS
Cash and cash equivalents	1,671.1	1,731.5	1,580.9	1,655.9	1,463.2
Accounts receivable, net	447.4	540.3	674.5	672.7	648.6
Inventories, net	940.4	916.2	837.2	808.5	906.7
Other current assets	208.0	220.7	263.8	288.9	310.5

Total current assets	3,266.9	3,408.7	3,356.4	3,426.0	3,329.0

Other assets	240.6	218.0	196.9	236.0	216.4
Intangible assets	23.2	21.5	19.7	18.1	194.6
Property, plant and equipment	278.1	287.0	281.5	270.9	288.5

Total assets	3,808.8	3,935.2	3,854.5	3,951.0	4,028.5
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,385.1	1,655.6	1,518.6	1,181.4	1,221.3
Convertible subordinated bonds	380.0	380.0	380.0	380.0	380.0
Long term debt and deferred liabilities	243.3	242.2	214.4	233.1	270.7
Shareholders’ equity	1,800.4	1,657.4	1,741.5	2,156.5	2,156.5

Total liabilities and Shareholders’ equity	3,808.8	3,935.2	3,854.5	3,951.0	4,028.5
ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows1

	Three months ended,
	Apr 2,	Jul 2,	Oct 1,	Dec 31,	Apr 1,
	2006	2006	2006	2006	2007
(Amounts in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	80.0	167.1	172.0	205.5	153.3
Depreciation and amortization	22.1	20.7	29.6	32.0	50.4
Change in tax assets and liabilities	(53.5)	65.3	61.8	(45.2)	30.9
Change in assets and liabilities	(267.6)	76.9	(261.2)	172.0	(61.3)

Net cash provided by (used in) operating activities	(219.0)	330.0	2.2	364.3	173.3
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(16.9)	(14.0)	(16.6)	(23.1)	(35.8)
Proceeds from sale of property, plant and equipment	0.7	0.7	1.3	2.5	4.3
Purchases of intangible assets	—	—	—	(0.1)	(201.6)
Acquired financial fixed assets	—	—	—	—	0.7
Acquired cash	—	—	—	—	6.1

Net cash used in investing activities	(16.2)	(13.3)	(15.3)	(20.7)	(226.3)
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of shares	—	(252.6)	(148.1)	(277.6)	(156.3)
Proceeds from issuance of shares and stock options	7.8	6.8	9.4	13.5	18.1
Excess tax benefits from stock options	—	—	—	1.1	0.6
Redemption and/or repayment of loans	(0.3)	(0.3)	(0.3)	(7.4)	(0.2)

Net cash provided by (used in) financing activities	7.5	(246.1)	(139.0)	(270.4)	(137.8)

Net cash flow	(227.7)	70.6	(152.1)	73.2	(190.8)
Effect of changes in exchange rates on cash	(5.8)	(10.2)	1.5	1.8	(1.9)

Net increase (decrease) in cash & cash equivalents	(233.5)	60.4	(150.6)	75.0	(192.7)

1.)	Except for balance sheet data as of December 31, 2006, all figures are unaudited.

2.)	The calculation of diluted net income per ordinary share assumes conversion of our Subordinated Notes as such conversions would have a dilutive effect.

ASML — Notes to the Summary U.S. GAAP Consolidated Financial Statements
Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of these elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and, in case of service contracts, over the life of those contracts. Revenue from extended and enhanced warranty is recognized in income on a straight-line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis. In those circumstances, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. The costs of providing services under extended and enhanced warranty are recognized when they occur.
Stock options
On January 1, 2006, ASML implemented the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (SFAS 123(R)), using the modified prospective transition method. SFAS 123(R) requires companies to recognize the cost of employee services received (compensation costs) in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. Using the modified prospective transition method of adopting SFAS 123(R), ASML began recognizing compensation cost for equity-based awards granted, modified, repurchased, or cancelled after the required effective date of January 1, 2006. Additionally, compensation cost for the portion of equity-based awards for which the requisite service has not been rendered that are outstanding as of January 1, 2006 are also recognized as the requisite service is rendered on or after that date. Compensation costs are then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.
The compensation cost for that portion of awards is based on the grant-date fair value of those awards as calculated under SFAS 123 “Accounting for Stock-Based Compensation” for pro forma disclosures.
Under the modified prospective transition method, no restatement of prior interim periods and fiscal years has been made. Prior to January 1, 2006, ASML measured compensation cost for its stock option plans using the intrinsic value method under APB 25 “Accounting for stock issued to employees” and related interpretations. As the exercise price of all stock options granted under these plans was not below the fair market price of the underlying common stock on the grant date, no compensation costs were recognized in the consolidated statements of operations.

ASML — Reconciliation U.S. GAAP — IFRS1
Net income

	Three months ended,
	Apr 2, 2006	Apr 1, 2007
(Amounts in thousands EUR)

Net income under U.S. GAAP	80,034	153,300
Share-based Payments (see Note 1)	309	121
Capitalization of development costs (see Note 2)	12,186	22,683
Convertible Subordinated Notes (see Note 3)	(7,690)	(2,176)
Other (see Note 4)	—	(7,648)

Net income under IFRS	84,839	166,280
Shareholders’ Equity

	Apr 2,	Jul 2,	Oct 1,	Dec 31,	Apr 1,
	2006	2006	2006	2006	2007
(Amounts in thousands EUR)

Shareholders’ equity under U.S. GAAP	1,800,394	1,657,449	1,741,492	2,156,455	2,156,472
Share-based Payments (see Note 1)	2,460	2,095	5,269	343	523
Capitalization of development costs (see Note 2)	64,002	74,314	80,848	90,769	113,451
Convertible Subordinated Notes (see Note 3)	47,529	39,751	32,524	31,416	29,239
Other (see Note 4)	—	—	—	—	—

Shareholders’ equity under IFRS	1,914,385	1,773,609	1,860,133	2,278,983	2,299,685
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.
Under U.S. GAAP, until December 31, 2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provided pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 “Accounting for Stock Based Compensation”. As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.
Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges.
Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding.
Note 4 Other
Other differences between IFRS and U.S. GAAP mainly relate to a different accounting treatment of income tax.
“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.